UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2019

Commission File Number: 001-32751

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V.
(PACIFIC AIRPORT GROUP)
(Translation of registrant's name into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B
Torre Pacifico, Piso 6
Col. Rinconada del Bosque
44530 Guadalajara, Jalisco, México
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

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Grupo Aeroportuario del Pacifico Reports Passenger Traffic Increase of 4.9% for the Month of February

GUADALAJARA, Mexico, March 05, 2019 (GLOBE NEWSWIRE) -- Grupo Aeroportuario del Pacifico, S.A.B. de C.V., (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) announced preliminary terminal passenger traffic figures for the month of February 2019, compared to traffic figures for February 2018.

During February 2019, total terminal passengers increased by 4.9% at the Company’s 13 airports, compared to the same period of the previous year. Domestic passenger traffic increased by 3.5%, while international passenger traffic increased by 6.6%.

Domestic Terminal Passengers (in thousands):

Airport	Feb-18	Feb-19	Change	Jan-Feb 18	Jan-Feb 19	Change
Guadalajara	719.6	734.9	2.1%	1,509.5	1,538.1	1.9%
Tijuana*	401.3	409.8	2.1%	849.2	865.1	1.9%
Puerto Vallarta	99.6	103.1	3.6%	211.0	225.5	6.9%
Los Cabos	117.4	119.2	1.5%	243.2	253.7	4.3%
Montego Bay	0.6	0.6	-3.3%	1.2	1.2	-0.8%
Guanajuato	103.7	134.9	30.1%	221.9	298.2	34.4%
Hermosillo	119.2	114.7	-3.8%	251.9	240.9	-4.4%
Mexicali	76.5	77.4	1.3%	164.6	169.7	3.1%
Morelia	26.0	33.2	27.7%	59.4	71.8	21.0%
La Paz	61.6	63.1	2.3%	129.8	135.2	4.2%
Aguascalientes	46.0	43.1	-6.3%	99.0	89.9	-9.1%
Los Mochis	24.9	25.6	2.9%	53.7	53.9	0.2%
Manzanillo	7.8	7.2	-7.0%	15.9	16.1	1.4%
Total	1,804.2	1,866.7	3.5%	3,810.3	3,959.4	3.9%

International Terminal Passengers (in thousands):

Airport	Feb-18	Feb-19	Change	Jan-Feb 18	Jan-Feb 19	Change
Guadalajara	279.3	279.7	0.2%	655.2	661.8	1.0%
Tijuana*	144.5	175.7	21.6%	348.5	435.1	24.8%
Puerto Vallarta	376.1	388.1	3.2%	774.6	797.2	2.9%
Los Cabos	307.1	319.8	4.2%	624.3	645.5	3.4%
Montego Bay	359.6	405.8	12.8%	769.9	844.9	9.7%
Guanajuato	48.6	48.2	-0.8%	120.1	114.3	-4.9%
Hermosillo	5.3	5.2	-1.3%	12.1	11.8	-2.2%
Mexicali	0.4	0.4	9.7%	0.9	0.9	-3.9%
Morelia	28.1	29.6	5.5%	63.2	67.2	6.3%
La Paz	0.9	1.0	8.2%	1.8	2.0	12.4%
Aguascalientes	11.6	12.7	9.9%	28.7	30.4	5.7%
Los Mochis	0.4	0.5	5.3%	1.1	1.2	8.8%
Manzanillo	13.1	12.3	-6.4%	27.3	23.6	-13.5%
Total	1,574.9	1,679.1	6.6%	3,427.7	3,635.7	6.1%

Total Terminal Passengers (in thousands):

Airport	Feb-18	Feb-19	Change	Jan-Feb 18	Jan-Feb 19	Change
Guadalajara	998.9	1,014.6	1.6%	2,164.7	2,199.9	1.6%
Tijuana*	545.8	585.6	7.3%	1,197.8	1,300.2	8.5%
Puerto Vallarta	475.6	491.2	3.3%	985.6	1,022.7	3.8%
Los Cabos	424.5	439.0	3.4%	867.5	899.2	3.7%
Montego Bay	360.2	406.3	12.8%	771.1	846.2	9.7%
Guanajuato	152.3	183.1	20.2%	342.0	412.5	20.6%
Hermosillo	124.5	119.9	-3.7%	264.0	252.7	-4.3%
Mexicali	76.8	77.8	1.3%	165.5	170.6	3.0%
Morelia	54.1	62.8	16.2%	122.6	139.0	13.4%
La Paz	62.5	64.0	2.4%	131.5	137.2	4.3%
Aguascalientes	57.6	55.8	-3.1%	127.7	120.3	-5.8%
Los Mochis	25.3	26.1	3.0%	54.8	55.0	0.4%
Manzanillo	20.9	19.5	-6.7%	43.2	39.7	-8.0%
Total	3,379.1	3,545.8	4.9%	7,238.0	7,595.1	4.9%

*Passengers in Tijuana who use CBX in both directions are classified as international.

CBX Users:

	Feb-18	Feb-19	Change	Jan-Feb 18	Jan-Feb 19	Change
CBX Users	139.2	172.4	23.9%	336.1	427.9	27.3%

Highlights for the Period:

•	Seats and Load Factors: In February 2019, GAP registered a 2.9% increase in the number of seats available compared to February 2018; while load factors for the month increased by 1.7 percentage points, from 79.0% in February 2018 to 80.7% in February 2019.

•	New Routes:
	o	Guadalajara to Acapulco: Volaris
	o	Guadalajara to Chetumal: Volaris
	o	Montego Bay to Philadelphia: Frontier
	o	Montego Bay to Orlando: Spirit

Company Description

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis.  In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”.  In April 2015, GAP acquired 100% of Desarrollo de Concesiones Aeroportuarias, S.L., which owns a majority stake in MBJ Airports Limited, a company operating Sangster International Airport in Montego Bay, Jamaica.

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 01 800 563 00 47. The web site is www.lineadedenuncia.com/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

IR Contacts:
Saúl Villarreal, Chief Financial Officer svillarreal@aeropuertosgap.com.mx
Alejandra Soto, IR & Financial Planning asoto@aeropuertosgap.com.mx
Maria Barona, i-advize Corporate Communications mbarona@i-advize.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.
(Registrant)

Date: March 5, 2019	/s/ SAÚL VILLARREAL GARCÍA
Saúl Villarreal García
Chief Financial Officer